SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                                 Cost Plus, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    221485105
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 March 17, 1995
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



         Check the appropriate box to designate the rule  pursuant to which this
Schedule is filed:

                  [ ] Rule 13d-1(b)

                  [ ] Rule 13d-1(c)

                  [X] Rule 13d-1(d)

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221485105                    13G                     Page 2 of 8 Pages
-------------------                                            -----------------


1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                           ING Equity Partners, L.P. I


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3.    SEC USE ONLY


4.    CITIZENSHIP OR PLACE OF ORGANIZATION

                           Delaware


   NUMBER OF       5.  SOLE VOTING POWER                   0
     SHARES
  BENEFICIALLY     6.  SHARED VOTING POWER                 512,594
    OWNED BY
      EACH         7.  SOLE DISPOSITIVE POWER              0
   REPORTING
  PERSON WITH      8.  SHARED DISPOSITIVE POWER            512,594


9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  512,594

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                              [  ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  5.9%


12.   TYPE OF REPORTING PERSON*
                  PN




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 221485105                    13G                     Page 3 of 8 Pages
-------------------                                            -----------------


13.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      ING (U.S.) Capital Corporation


14.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [  ]
                                                               (b) [  ]


15.   SEC USE ONLY


16.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

   NUMBER OF       17.  SOLE VOTING POWER                  0
     SHARES
  BENEFICIALLY     18.  SHARED VOTING POWER                512,594
    OWNED BY
      EACH         19.  SOLE DISPOSITIVE POWER             0
   REPORTING
  PERSON WITH      20.  SHARED DISPOSITIVE POWER           512,594



21.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                512,594


22.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                              [  ]


23.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                5.9%


24.    TYPE OF REPORTING PERSON*
                CO




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 8 Pages

Item 1.

         (a)  Name of Issuer: Cost Plus, Inc., a California corporation

         (b) Address of Issuer's Principal Executive Offices: 201 Clay Street, P.O. Box 23350, Oakland, California 94607.

Item 2.

         (a) Name of Person Filing: This Statement on Schedule 13G is being filed by ING Equity Partners, L.P. I and ING (U.S.) Capital Corporation (the "Reporting Persons").

         (b) Address of Principal Business Office: The principal business address of ING Equity Partners L.P. I is 520 Madison Avenue, 33rd Floor, New York, New York 10022-2101. The principal business address of ING (U.S.) Capital Corporation is 135 East 57th Street, New York, New York 10022-2101.

         (c) Citizenship: The Reporting Persons were both organized under the laws of the State of Delaware.

         (d) Title of Class of Securities: common stock, $.01 par value per share (the "Common Stock").

         (e)   CUSIP Number: 221485105

Item 3.

         Not applicable.

Item 4.  Ownership

         (a)   Amount Beneficially Owned: 512,594 shares of Common Stock.

         (b) Percent of Class: 5.9% (based on 8,730,568 shares of Common Stock reported outstanding as of April 29, 1998).

         (c)   Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote: 0

               (ii)  shared power to vote or to direct the vote:  512,594





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                                                               Page 5 of 8 Pages


               (iii)  sole power to dispose or to direct the disposition of:  0

               (iv)   shared power to dispose or to direct the disposition of:
                      512,594

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution

         Not applicable.

Item 10.  Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                                               Page 6 of 8 Pages

                                    SIGNATURE




         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




Date: December 21, 1998


                                          ING EQUITY PARTNERS, L.P. I


                                          By: /S/ Oliver Trouveroy
                                             Name:  Oliver Trouveroy
                                             Title:  Managing Partner


                                          ING (U.S.) CAPITAL CORPORATION


                                          By:  /S/  Richard D. Thornhill
                                             Name:  Richard D. Thornhill
                                             Title: Senior Vice President

                                                               Page 7 of 8 Pages

                                INDEX TO EXHIBITS



Exhibit No.       Exhibit
-----------       -------

99.1 Joint Filing Agreement, dated December 21, 1998, between ING Equity Partners, L.P. I and ING (U.S.) Capital Corporation.

                                                               Page 8 of 8 Pages

                                                                  EXHIBIT (99.1)

                             JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Common Stock, $.01 par value of Cost Plus, Inc. and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date: December 21, 1998


                                          ING EQUITY PARTNERS, L.P. I


                                          By: /S/ Oliver Trouveroy
                                             Name:  Oliver Trouveroy
                                             Title:  Managing Partner


                                          ING (U.S.) CAPITAL CORPORATION


                                          By: /S/ Richard D. Thornhill
                                             Name:  Richard D. Thornhill
                                             Title: Senior Vice President